Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 10, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Voluntary Liquidation of Imperial Owners and Land Possessions Private Limited (Formerly Imperial Credit Private Limited), Wholly Owned Subsidiary of the Company.

Further to our intimation dated January 30, 2024 informing the Stock Exchanges about the approval by the Board of Directors of the Company for Voluntary liquidation of Imperial Owners and Land Possessions Private Limited (Formerly Imperial Credit Private Limited)(“Imperial”), Wholly Owned Subsidiary of the Company and earlier disclosure dated March 23, 2023, informing about surrender of Certificate of Registration as NBFC with RBI by Imperial, we hereby inform that the shareholders of Imperial have approved its Voluntary Liquidation on October 10, 2024, subject to applicable regulatory approvals.

It may be noted that Imperial is not a material subsidiary of the Company and the liquidation of this subsidiary will have no material impact on the consolidated financials of the Company.

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, are provided in Annexure-A.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure-A

Sl. No.	Particulars	Details
a)	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year;	Details as of March 31, 2024: Turnover (In Rs.): 1,416,630 Turnover Percentage: 0.000506% Net Worth (In Rs.): 27,870,996 Turnover Percentage: 0.000986%
b)	Date on which the agreement for sale has been entered into;	Not Applicable, however the Shareholders of Imperial has approved voluntary liquidation subject to regulatory approvals
c)	The expected date of completion of sale / disposal;	Subject to regulatory approvals
d)	Consideration received from such sale / disposal;	Not Applicable
e)	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group/group companies. If yes, details thereof;	Not Applicable
f)	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length;	Not Applicable
g)	Whet er the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations;	Not Applicable
h)	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale;	Not Applicable